

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

<u>Via E-mail</u>
Gabi Seligsohn
Chief Executive Officer
Kornit Digital Ltd.
12 Ha`Amal Street, Afek Park,
Rosh-Ha`Ayin 4809246, Israel

> **Re: Kornit Digital Ltd.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 6, 2015**
> **CIK No. 0001625791**

Dear Mr. Seligsohn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   We note your response to prior comment 2; however, if growth rates have slowed in recent years, please balance your disclosure regarding growth to mention the slowing.

<u>If our relationships with suppliers…, page 11</u>

2.   From your added disclosure regarding the manufacturer of your printer heads, it is unclear whether the manufacturer has provided you the 180 days' notice of planned discontinuance that you mention in the first bullet point and, if so, when the period began. Please revise for clarity.

Exchange rate fluctuations between the U.S. dollar…, page 13

3.   We note your response to prior comment 10. However, the figures added to page 14 appear to be the opposite of the disclosures in the table on page 50. Please reconcile.

Comparison of Period to Period Results of Operations, page 39

4.   We note your response to prior comment 4; however, from your existing disclosure, the relative mix of systems versus consumables sold in each period presented is unclear. Therefore, it is also unclear the extent to which the historic system sales are generating consumables revenues in the periods presented. The reasons for the changes in the relative amounts of those sales that you mention in your response could be explained in your disclosure. Without disclosure of the relative growth rate in sales of systems versus consumables, it appears that investors would not know that the factors that you mention in your response are affecting your results or the extent of that effect and the related trends, and therefore, investors would be unable to adequately evaluate your operating results. Please revise your disclosure to provide the relative growth rates and discuss the reasons for the changes as required by Item 5 of Form 20-F.

5.   Please expand your response to prior comment 5 to address fiscal 2012.

Our Strategy, page 58

6.   We note your response to prior comments 3 and 8. If you have not determined the amount that you intend to spend for the increased sales force mentioned in the second bullet point, please revise to clarify. In this regard, from your response, it appears that you have not evaluated the costs of and do not budget for the items that you identify here and in your prospectus summary as "key elements" of your strategy; if so, please add appropriate risk factors.

Management, page 67

7.   Please expand your response to prior comment 11 to address any interest Yahel (Nur Group) Holdings Ltd. has in NURStar printing systems.

Arrangements Concerning Election of Directors…, page 69

8.   Please reconcile the last sentence in the paragraph added on page 15 with the last sentence of "Rights of Appointment" on page 89. Although Fortissimo might retain sufficient shares to elect directors as suggested by your risk factor on page 19, it appears that Fortissimo will no longer have the right to appoint a director after this offering.

Compensation of Executive Officers and Directors, page 83

9.   Please expand your disclosure added in response to prior comment 12 to address the compensation paid in your last fiscal year that was in the form of stock options, providing the number, exercise price, purchase price and expiration date of those options.

        You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Colin J. Diamond, Esq.
                  White & Case LLP